Exhibit 11.1

CODE OF ETHICS

Objective: Provide the foundation for behaviors and values in the Group’s culture by establishing clear criteria and guidelines based on professional ethics.

Scope: All board members, directors, employees, and any person acting on behalf of the Betterware de México and its subsidiaries (“BeFra Group”). This also extends to suppliers and any third party who has a business relationship with the BeFra Group.

Definitions:

BeFra Group: For the purposes of this Policy, Betterware de México and Subsidiaries (“BeFra”)

Corporate Philosophy

The success of BeFra’s group operations is based on the commitment of shareholders, directors, and employees to the corporate philosophy that has allowed it to be recognized as a company with high standards of business ethics.

Our Mission. Create opportunities

Our Principles of Behavior and Values.Respect, Honesty, Commitment and Attitude are reflected in the Culture Model shown below:

Social Relationship with Environment

The BeFra Group is convinced of its contribution to society through its business model, generating economic benefits and social development for all our employees and other related parties who have a relationship with us, promoting activities and alliances with the community that contribute to mutual development.

Decalogue of the Code of ethics Compliance with Laws

At Grupo BeFra, we fully comply with the applicable laws and regulations to which we are subject. Any negligent or fraudulent act that results in non-compliance will result in the application of the corresponding legal measures.

Zero Tolerance

The BeFra Group does not accept any act of discrimination or manifestation of any type of harassment, bullying, or workplace violence against employees at any organizational level or externally.

Conflict of Interest

The BeFra Group recognizes and respects that its members may participate in activities of any kind outside of their normal duties; however, they must always ensure that there is no conflict of interest or that the Company’s reputation is not discredited.

Listed below are some restricted activities:

●	Engage in any business or activity that, directly or indirectly, competes or interferes with our business.

●	Taking advantage of their position or position in the company to obtain personal benefits, including those of immediate family members or third parties.

●	Receive income and/or benefits from suppliers, competitors and sales force.

●	Members of the Company are not permitted to be suppliers of the company or any of its subsidiaries at the same time.

●	You may not participate in or influence (directly or indirectly) the requirements, negotiations, and decision-making processes of suppliers with whom you have a family relationship or other interest that could provide personal benefits.

●	BeFra Group employees may not sell Company products for their own benefit. This activity is limited to the sales force.

●	Members of the Board of Directors may not provide any additional services or receive any remuneration other than that for their management as a director.

●	Do not use the knowledge or tools of the BeFra Group to start another business.

●	Any person speaking and/or acting on behalf of the BeFra Group must have the written consent of the Chairman of the Board to do so. This includes

●	Participation in forums, conferences, exhibitions, interviews or any other event where the BeFra Group speaks and/or acts on behalf of the company.

●	Relationships involving a direct relationship at work or a subordinate are prohibited. In this case, the Securities Committee must be informed so that it can take the measures it deems most appropriate.

Acceptance of Gifts

●	Gift acceptance annex AN-TH-08 will be respected at all times.

●	No employee or family member should accept payments, loans, commissions in cash or in kind, such as services, entertainment, or travel, from any individual and/or legal entity or any type of government authority.

Business practices free from corruption and bribery

●	At BeFra Group, we reject any act of corruption, bribery, collusion, influence peddling, or any other illicit activity in the course of performing duties intended to obtain a commercial advantage. Any act of bribery and/or extortion must be reported through the Reporting Line or to any member of the Securities Committee.

Anti-Money Laundering Practices

●	The BeFra Group is committed to complying with anti-money laundering laws and regulations, and therefore avoids involvement in arrangements or transactions that may involve or are related to assets of illicit origin.

Fraud

●	We are committed to not engaging in any action that could constitute fraud within or outside the Company.

Selection and relationship with Suppliers

●	Supplier selection must be impartial, considering price, quality, and proven experience, as well as the reliability of the products or services they offer and ensuring the ability to make timely deliveries when required.

●	The selection of suppliers, as well as the corresponding acquisitions, must be carried out in accordance with current and approved policies.

●	Suppliers are expected to comply with Mexican laws as well as those of their country of origin, and if they are foreign, they must have a solid reputation for fairness and integrity in their dealings.

Resource Care and Environmental Protection

●	We are committed to consuming reasonably and responsibly, avoiding waste of fuel, water, electricity, and paper at all times, as well as protecting and preventing environmental pollution.

Financial information

●	Users of our financial information are assured that it is adequately presented, reliable, and in compliance with International Financial Reporting Standards.

Confidential and privileged information

●	All information owned by BeFra Group is considered confidential, and all our collaborators must preserve and protect this information in accordance with the confidentiality agreement.

●	Any collaborator who has privileged information may not buy or sell BeFra Group shares outside of the permitted trading windows.

●	For further information regarding the handling of confidential and privileged information, please consult the Insider Information Use Policy PO-CPLG-03 and the Confidential Information Protection and Safekeeping Policy PO-CPLG-06.

Internal Control

●	All BeFra Group employees must comply with the policies and procedures applicable to them, as well as ensure that they truthfully transmit any official information requested by their superiors or by external auditors with whom we are working.

Disciplinary Measures

●	Any failure to comply with our Code of Values or Internal Regulations may result in disciplinary measures, including a warning, a report to the file, an administrative act, suspension of work, or termination of employment without liability on the part of the company.

Reporting line General Guidelines. Responsibility.

●	has the responsibility to report inappropriate behavior or conduct that harms the BeFra Group or any person in the interest groups.

Means for reporting inappropriate behavior.

●	BeFra Group relies on the professional services of an external consulting company to provide collaborators and stakeholders with a Reporting Line, which provides a secure, confidential, and transparent means of reporting anything that violates the Code of Securities. The consulting firm undertakes not to reveal the identity of the whistleblower if the whistleblower so chooses.

Reporting line media

●	Means for accessing the reporting line must be available to employees or any person within the stakeholder groups, with the option of filing a report by phone call, text message, and/or directly on the supplier’s website.

●	These reporting methods must be provided to all employees from their first day on the job and reinforced through mass media at least twice a year.

Information received on the Reporting Line

●	The information received will be used to investigate and resolve the issue raised. It will also be classified with a tracking number and by each company within the BeFra Group. Any investigation will be conducted with complete confidentiality and with respect for the people involved, including the person responsible for conducting the investigation.

BeFra Group Securities Committee

●	He is responsible for ensuring and supervising the application of ethical practices by the company, its employees, and its stakeholders, as well as safeguarding the confidentiality of those involved.

●	The Securities Committee must implement preventive actions to address the identified risks. Therefore, it has the authority to act in situations of consultation, advice, and training on issues related to the prevention and correction of conflicts involving violence, fraud, harassment, stalking, or any violation of the Securities Code and/or Internal Labor Regulations. It also has the authority to establish appropriate sanctions if the complaints received are confirmed.

●	The Committee will meet as often as necessary to initiate or follow up on any of the above items. Each meeting will be documented through minutes and signed by the Committee members.

Reception, response and resolution to complaints

●	The Committee will receive support from the companies that comprise the BeFra Group to gather information to provide a response and/or solution to the complaint received. The response time for each complaint will depend on the situation and the information gathered, ensuring that it is delivered as quickly as possible. Once the complaint is received, the Committee will have 10 business days to issue a resolution to the investigation and determine the appropriate actions. If more time is required to provide a response, this will be recorded in the minutes and the corresponding folio for the complaint.

●	Any person who retaliates against an employee or third party who reports inappropriate conduct will be subject to disciplinary measures, which may range from administrative sanctions to termination of the current contractual relationship.

Constant Awareness

●	Positioning best practices to eradicate inappropriate behavior requires us to provide ongoing training on the Code of Values and the reporting line. Therefore, key concepts will be reinforced each year through training programs, posters, emails, videos, etc.

Annual Reports of the Hotline

●	The external consulting firm will provide immediate, quarterly, and annual reports on complaints, complaint type, and status to ensure that each complaint has been addressed or resolved.

Related documents

-	AN-CR-01 BeFra Group Entities.

-	PO-CPLG-03 Insider Trading Policy.

-	PO-CPLG-06 Policy for the protection and safeguarding of confidential information.

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